Pruco Securities, LLC
Statement of Financial Condition
December 31, 2017

SEC ID No. 8-16402
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

Pruco Securities, LLC
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Pruco Securities, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Pruco Securities, LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2018

We have served as the Company's auditor since 1996

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Assets

Cash and cash equivalents	$	32,278
Cash segregated under federal regulations		794
Receivable from broker-dealers		2,865
Receivable from affiliates		11,890
Prepaid expenses and other assets		2,074
Federal deferred tax receivable from Parent		429
Total assets	$	50,330

Liabilities and Member's Equity

Liabilities

Payable to affiliates	$	18,852
Accounts payable and other accrued liabilities		1,636
Payable to customers		501
Federal income tax payable		668
Total liabilities		21,657

Commitments and contingent liabilities (see Note 7)

Member's Equity

Contributed capital		26,500
Undistributed earnings		2,173
Total member's equity		28,673
Total liabilities and member's equity	$	50,330

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company") is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company, organized in 1971, with its principal offices in Newark, New Jersey, is a registered broker dealer subject to the rules and regulations of the Security and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is the principal underwriter and broker- dealer for SEC registered variable life insurance products issued by affiliated companies, Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance, and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through National Financial Services LLC ("NFS").

The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $32,278 includes $28,912 which represents investments in non-proprietary money market mutual funds. The remaining $3,366 represents amounts on deposit in corporate accounts at commercial banks. The Company also maintains a special reserve account at a commercial bank for the exclusive benefit of customers. Cash of $794 has been segregated in the special reserve bank account for the exclusive benefit of customers and classified as "Cash segregated under federal regulations".

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member Parent is an insurance company that generally pays state premium tax in lieu of state income tax.

(dollars in thousands)

H.R.1, also referred to as the Tax Cuts and Jobs Act of 2017 (the "Tax Act of 2017"), was enacted into law on December 22, 2017 and is generally effective starting in 2018. The Tax Act of 2017 changes the taxation of businesses and individuals by lowering tax rates and broadening the tax base through the acceleration of taxable income and the deferral or elimination of certain deductions, as well as changing the system of taxation of earnings of foreign subsidiaries. The most significant changes for the Company is the reduction of the corporate tax rate from 35% to 21%.

See Note 4 for additional information regarding income taxes.

The FASB also issued ASU 2016-18 Restricted Cash Presentation on the Statement of Cash Flows. The Company will adopt this standard in 2018, and it will result in Cash Segregated under Federal Regulations being combined in with Total Cash & Cash Equivalents, instead of being separately listed on the Statement of Cash Flows.

The FASB has issued several other standards with varying effective dates. None of these will impact the Company.

3. **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

(dollars in thousands)

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual funds)	$ 28,912	—	—	$ 28,912

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amounts equal or approximate fair value. The Company did not have any transfers between the levels.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash	$ 3,366	$ —	$ —	$ 3,366	$ 3,366
Cash segregated under federal regulations	794	—	—	794	794
Receivable from broker-dealers	—	2,865	—	2,865	2,865
Receivable from affiliates	—	11,890	—	11,890	11,890
Prepaid Expenses and other assets	—	2,074	—	2,074	2,074
Federal deferred tax receivable from Parent	—	429	—	429	429
Total Assets	$ 4,160	$ 17,258	$ —	$ 21,418	$ 21,418
Liabilities					
Payable to affiliates	$ —	$ 18,852	$ —	$ 18,852	$ 18,852
Accounts payable and other accrued liabilities	—	1,636	—	1,636	1,636
Payable to customers	—	501	—	501	501
Federal income tax payable to Parent	—	668	—	668	668
Total Liabilities	$ —	$ 21,657	$ —	$ 21,657	$ 21,657

The Company believes that due to the short-term nature of the assets listed above, the carrying value approximates fair value. The Company also believes that due to the settlement of the liabilities in the near future, carrying values approximate fair value.

Pruco Securities, LLC
Notes to Financial Condition
December 31, 2017

(dollars in thousands)

4. **Income Taxes**

The difference between the effective tax rate of 38.92% and the federal statutory income tax rate of 35% is attributable to the impact of the Tax Act of 2017 on the date of enactment.

The Company has deferred tax assets of $429 due to temporary differences attributable to a provision relating to the customer liability and other reserves established described in Note 7.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2017, the company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2017.

The Company files a consolidated Federal income tax return with its Parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2017 are 2014 through 2017.

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. **Related Party Transactions**

It is noted that balances included below may not agree to the face of the financial condition as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

At December 31, 2017 the Company had the following statement of Financial Condition related party balances :

Statement of Financial Condition	Receivable		Payable
Receivable from broker-dealers	$	1,339	$ —
Receivable from/payable to affiliates		11,890	18,852
Federal income taxes		429	668
	$	13,658	$ 19,520

(dollars in thousands)

6. **Concentrations of Credit Risk**

As discussed in Note 1, the Company clears its securities transactions through NFS on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and NFS, NFS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2017, the Company was not required to pay any amounts related to these guarantees and, based on historic performance, has recorded no liability as of December 31, 2017. The risk of default depends on the creditworthiness of the individual counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Commitments and Contingent Liabilities**

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. At December 31, 2017, the Company had reserves of $2,041, including a liability of $501 which represents amounts due to customers, related to delays in processing certain mutual fund transactions, which is included in Payable to customers and another $1,539 for other matters.

8. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $23,377, which was $21,933 in excess of its required net capital of $1,444. The Company's ratio of aggregate indebtedness to net capital was 0.93 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3. The Company has recorded a liability payable to customers of $501, as discussed in Note 7, and has $794 on deposit in the special reserve bank account for the exclusive benefit of customers.

(dollars in thousands)

9.   Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2017 and through the issuance date, February 22, 2018 of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.